Exhibit 99.1

Announcement Wednesday, 30 April 2025	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

WOODSIDE SIGNS GAS SUPPLY AGREEMENT FOR LOUISIANA LNG

Woodside has signed an agreement with bp for the integrated energy major to supply natural gas to the Louisiana LNG project.

This agreement represents the first tranche of a diversified portfolio of feedgas that will support the Louisiana LNG project, enabled by the project’s extensive interconnectivity to multiple producing basins and inter-connecting pipelines.

Woodside’s CEO Meg O’Neill said the agreement marks another milestone for the Louisiana LNG project.

“Louisiana LNG is a compelling investment, expected to deliver significant cash generation and create long term shareholder value. Securing this gas supply agreement is an important step for the project.

“Woodside has a long history of successful collaboration with bp. By drawing upon bp’s experience with MiQ certificates, we can access verifiably low methane intensity molecules for the Louisiana LNG project. This supports Woodside’s goals as a member in the UN Environment Programme’s OGMP 2.0 initiative.”

Under the agreement, Louisiana LNG Gas Management LLC (GasCo), a wholly owned subsidiary of Louisiana LNG LLC, has committed to purchase on a long-term basis up to 640 billion cubic feet of gas from bp for an ultimate delivery to Line 200 beginning in 2029.

GasCo will be responsible for implementing the gas sourcing strategy to support the Louisiana LNG project.1

About Woodside

Woodside is a global energy company providing reliable and affordable energy to help people lead better lives. We leverage our track record of world-class project execution and operational excellence as we build a diverse global portfolio to meet the world’s growing energy needs.

Woodside has more than 35 years of experience in the LNG industry, including pioneering Australia’s LNG industry as operator of the North West Shelf Project. We are executing major projects today, while pursuing growth opportunities that will deliver long-term value for our shareholders. We maintain a strong balance sheet and a disciplined investment approach.

About bpx

bp markets the natural gas produced by bpx energy, bp’s US onshore business, which has a material asset base in the core of the best US onshore basins, including the Haynesville basin. Headquartered in Denver, bpx embodies the entrepreneurial spirit of a domestic U.S. onshore producer – utilizing next level technology to safely increase production while lowering emissions. bpx energy was the first major US onshore producer to certify all its gas production with MiQ.

[1]	See “Woodside approves Louisiana LNG development” announced 29 April 2025 for details.

INVESTORS Sarah Peyman M: +61 457 513 249 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding the transaction (including statements concerning the timing and completion of the transaction and the expected benefits of the transaction), and expectations regarding future expenditures and future results of projects. All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘enable’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Those statements and any assumptions on which they are based are only opinions, are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.